7/29

02042931

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daido Life Insurance Co

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 01 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34658

FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/30/02

File No.82-34658

CONSOLIDATED FINANCIAL SUMMARY

(for the fiscal year 2001 ended March 31, 2002)

May 23, 2002

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Date of Board Meeting for Settlement of Accounts: May 23, 2002
Application of U.S. Accounting Standards: No

1. Consolidated Operating Results for the FY2001 Ended March 31, 2002

(1) Results of Operations

Note: Amounts of less than onemillion yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenue	% change	Ordinary Profit	% change	Net Income	% change
FY2001 ended Mar. 31, 2002	¥1,316,283 million	3.1%	¥44,037 million	(47.7)%	¥9,541 million	— %
FY2000 ended Mar. 31, 2001	¥1,277,286 million	(10.9)%	¥84,161 million	115.3%	¥(7,004) million	— %

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY 2002 ended Mar. 31, 2002	¥6,361.14	¥ —	5.6%	0.7%	3.3%
FY 2001 ended Mar. 31, 2001	¥(4,669.43)	¥ —	(4.5)%	1.4%	6.6%

Notes: 1. Equity in net income of affiliated companies: ¥195 million for the year ended March 31, 2002 and ¥265 million for the year ended March 31, 2001, respectively.
2. Average number of outstanding shares during the year (consolidated): None
3. Changes in method of accounting: None
4. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous fiscal year.
5. Daido Life was a mutual company through March 31, 2002. Please refer to P.3, 4 of this material for computations of net income, net income per share, and ratio of net income to shareholders' equity.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2002	¥6,010,457 million	¥166,991 million	2.8%	¥111,327.38
As of March 31, 2001	¥5,921,904 million	¥168,002 million	2.8%	¥112,001.59

Notes: 1. Number of outstanding shares at the end of the year (consolidated): None
2. Daido Life was a mutual company through March 31, 2002. Please refer to P.3, 4 for computations of shareholders' equity, shareholders' equity ratio, and shareholders' equity per share.

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
FY 2002 ended Mar. 31, 2002	¥100,838 million	¥(160,061) million	¥(37,042) million	¥396,477 million
FY 2001 ended Mar. 31, 2001	¥220,856 million	¥(15,314) million	¥(7,544) million	¥496,091 million

(4) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries: 12
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: 9

(5) Change in Scope of Consolidation and Application of Equity Method:

Number of companies newly consolidated:	None
Number of company excluded from consolidation:	None
Number of companies newly accounted for by the equity method:	4
Number of companies excluded from the equity method of accounting:	None

2. Forecast for the Year Ending March 31, 2003 (April 1, 2002 – March 31, 2003)

	Ordinary Revenue	Ordinary Profit	Net Income
First half ending Sept 30, 2002	¥554,000 million	¥33,000 million	¥10,000 million
FY 2002 ending Mar. 31, 2003	¥1,108,000 million	¥69,000 million	¥15,000 million

Note: Projected net income per share for the year ending March 31, 2003 is ¥10,000.00.

The above forecasts for the year ending March 31, 2003 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review—Forecast for the Year Ending March 31, 2003."

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation.

In the case of mutual life insurance companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision is treated as an expense in its income statements.

Fiscal Year Ended March 31, 2001

For the fiscal year ended March 31, 2001, if the company had accounted for provision for reserve for policyholder dividend as an expense within the income and expenses statement in the manner of joint stock corporations, the changes in various figures and ratios would be as follows.

Net income

net income [¥26,245 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million]: (a)

Net income per share

net income(a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity

net income(a) / {(total equity at start of fiscal year [¥180,945 million] - provision for reserve for policyholder dividend (carried forward)[¥39,536 million] + total equity at end of fiscal year [201,252 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million]) / 2} x 100

Shareholders' equity

total equity at end of fiscal year [¥201,252 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million]: (b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,719,238 million] + minority interests at end of fiscal year [¥1,414 million] + total equity at end of fiscal year [¥201,252 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2002

For the fiscal year ended March 31, 2002, the company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after demtualization, a sum corresponding to the reserve for policyholder dividend of a mutual company was recorded as the allowance for policyholder dividend, and the provision for allowance for policyholder dividend was accounted for as an expense.

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders will be paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Because of this, figures and ratios are calculated as follows.

Net income

net income [¥9,541 million] :(a)

Net income per share

net income [¥9,541 million](a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity

net income [¥9,541 million](a) / {(total equity at start of fiscal year [¥201,252 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million] + total equity at end of fiscal year[172,551 million]) / 2} x 100

Shareholders' equity

total equity at end of fiscal year [¥172,551 million] - amount paid upon demutualization [¥5,560 million] :(b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,836,472 million] + minority interests at end of fiscal year [¥1,433 million] + total equity at end of fiscal year [¥172,551 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the company should make monetary compensation to such policyholders who had reported the fact to the company by April 30, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in propotion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥5,560 million) were calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the demutualization (April 1, 2002)

(References)

I. Subsidiaries and Affiliates

The Company consists of Daido Life Insurance Company, 12 subsidiaries and 9 affiliates.

Daido Life Insurance Company

- *Insurance and Insurance-Related Business* (4 companies)
  - **Insurance**
    - # T&D Financial Life Insurance Company (Life insurance company)
  - **Insurance-Related**
    - * Daido Management Service Co., Ltd. (Insurance agent)
    - * Daido Life Confirm Co., Ltd. (Policyholder confirmation)
    - # T&D Confirm Ltd. (Policyholder confirmation)
- *Investment-Related Business* (8 companies)
  - **Investment Advisory**
    - # T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
    - # T&D Taiyo Daido Asset Management Co., Ltd. (Investment advisory services)
    - # Sinopia T&D Asset Management Co., Ltd. (Investment advisory services)
  - **Real Estate Investment**
    - * Daido Properties Investment Inc. (Real estate investment)
  - **Other**
    - * Daido Life Investment Trust Management Co., Ltd. (Management business of investment trusts)
    - * Daido Life Leasing Co., Ltd. (Leasing)
    - * Daido Life Credit Service Co., Ltd. (Money lending business)
    - # T&D Asset Management Cayman Inc. (Partnership for management and administration)
- *Administration-Related Business* (8 companies)
  - **Administration-Related**
    - * Daido Life Customer Services Co., Ltd. (Back office services)
  - **General Affairs and Calculation-Related**
    - * Zenkoku Business Centre Co., Ltd. (Premium collection)
    - * Daido Life Calculation Centre Co., Ltd. (Computer processing)
    - * Nihon System Shuno, Inc. (Premium collection)
    - * Daiko Building Service Co., Ltd. (Building cleaning)
    - # T&D Information System Service Co, Ltd. (Computer processing)
    - # T&D Premium Collection Service Co., Ltd. (Premium collection)
    - # T&D Information Systems, Ltd. (Computer processing)
- *Other Businesses* (1 companies)
  - **Others**
    - * Daido Kosan Co., Ltd. (Sales of products and maintenance of land and buildings)

Notes:

1. *Companies marked by * represent consolidated subsidiaries, and companies marked by # represent affiliated companies accounted for by the equity method.*
2. *As of April 1, 2002, Daido Life Insurance Company converted itself from a mutual company to a joint stock corporation.*

II. Management Principles and Goals

1. Basic Management Principles

Daido Life has a corporate vision that emphasizes two goals—"to be the first choice of small and medium-sized enterprises (SMEs) as the most reliable life insurance company in all aspects" and "to achieve sustainable growth in its corporate value through the development of its core business." The Company's core business involves the marketing of individual term life insurance products in the SME market through tie-ups with affinity groups.

Based on its corporate vision, the Company is striving to inspire its customers' trust and respond to the expectations of its shareholders by implementing the following three management policies:

a. maintaining and increasing the soundness of management, appropriately managing risk, and taking other measures required to build a solid corporate base that encourages customers to select the Company while feeling assured of the Company's professional capabilities;
b. consistently providing products and services that offer the best value for customers, based on a basic corporate posture that encourages the seeking of new challenges and a rapid response to these challenges; and
c. recognizing that the quality of any organization depends on the quality of the people within it and therefore developing and posting employees with high levels of specialized knowledge and exceptional ethical standards who inspire customers' trust.

2. Basic Profit Distribution Principles

Because the life insurance industry is engaged in business operations that have a strong influence on the general level of public welfare, Daido Life believes it to be important that it maintains strong operating bases.

Daido Life's basic profit distribution policy has the fundamental goal of distributing a stable level of dividends to shareholders while strengthening capital base with due consideration to ensuring operating stability. However, because Daido Life was a mutual company through March 31, 2002, it will not distribute shareholder dividends for the fiscal year ended on that date.

3. Medium-Term Strategy

The medium-term management plan that Daido Life began implementing from April 2002, calls for selectively concentrating corporate resources and undertaking strategic differentiation to further strengthen the Company's unique business model of focusing on the SME market.

In addition, the plan calls for efforts to promote greater efficiency and thereby boost profitability while also taking measures to ensure appropriate risk management and rigorous legal and regulatory compliance throughout its operations.

The plan also calls for creating an even more solid operating foundation by strengthening the T&D Life Group, which was created based on a broad business alliance with Taiyo Mutual Life Insurance Co. with a view to the future establishment of a common holding company.

The medium-term management plan is promoting the following five strategies:

a. concentrating on its core business to expand its market share (*market-channel strategy*),
b. addressing customer needs to strengthen the competitiveness of products and services (*products and services strategy*),
c. developing its asset management business to increase profit (*asset management business strategy*),
d. strengthening profit management and risk management capabilities to establish an even more solid operating base (*profit management and risk management strategy)*, and
e. strengthening systems of the T&D Life Group and employing various types of systems to upgrade capabilities for providing financial services (*alliance strategy*).

4. Corporate Governance Measures

The Company has proactively recruited outside directors and auditors (Directors: one lawyer, Auditors: two lawyers) so that the views of experienced professionals from outside the Company will be reflected in the Company's management.

Upon becoming a publicly listed joint stock corporation on April 1, 2002, the Company recognizes that the primary corporate governance strengthening measures are those that ensure serious attention is given to the opinions of its shareholders.

5. Future Tasks

Conditions in the Japanese economy are expected to be positively influenced by economic recovery in the United States and progress in inventory adjustments in Japan. However, because of factors including concerns that the harsh employment and income environment along with corporate profitability trends will depress private-sector demand, future conditions in the Japanese economy remain difficult to forecast.

Japanese life insurers are expected to face increasingly intense competition due to the widespread over-the-counter marketing of life insurance products by banks and the progressive development of other new business models against the backdrop of deregulation and regulatory relaxation.

Aiming to maintain a high degree of financial soundness and improve profitability amid this operating environment, the Company believes it must take measures regarding the following tasks.

(1) Strengthening Core Business

By concentrating operating resources in the Company's core, providing products and services that meet customer needs, and further increasing the productivity of in-house sales representative and sales agent channels, the Company will further strengthen its superior position in the SME market.

(2) Strengthening Systems to Increase Profitability

To pursue a sustained increase in corporate value as a joint stock corporation, the Company will proceed with measures to increase the sophistication of its profit management and risk management systems and work to further strengthen its profitability and financial soundness.

The Company also intends to quickly and appropriately respond to issues such as those related to the strengthening of product development, asset management, and IT capabilities, as well as the augmentation of administrative efficiency and the rigor of compliance systems.

(3) Increasing the Competitive Strength and Expanding the Scale of the T&D Life Group with a View to Establishing a Holding Company

Aiming to quickly realize the objective of establishing a holding company in cooperation with Taiyo Mutual Life Insurance Co., the Company will steadily proceed with preparatory measures and work to increase the benefits of the alliance.

III. Financial Review

1. Business Results

(1) Overview of Operations during the Fiscal Year under Review

a) Results of Operations (Consolidated basis)

During the fiscal year under review, the Company's ordinary revenue increased by 3.1%, or ¥38.9 billion, from the level in the previous fiscal year, to ¥1,316.2 billion, reflecting a 1.2% decrease in income from insurance premiums, to ¥1,059.4 billion, and a 28.5% increase in investment income to ¥246.1 billion. The increase in investment income was due mainly to an increase in gains on the sale of securities of ¥88.5 billion, or 138.5%.

Ordinary expenses increased 6.6%, or ¥79.1 billion, to ¥1,272.2 billion, owing to such changes as a 4.9% increase in insurance claims and other payments, to ¥907.4 billion, a 212.9% increase in investment expenses, to ¥205.6 billion, and a 0.1% increase in operating expenses, to ¥105.8 billion. The increase in investment expenses was due mainly to an increase in losses on the sales on securities of ¥56.1 billion, or 123.3%, and an increase in devaluation losses on securities of ¥54.2 billion, or 402.6%, attributable to the weakness of the stock market. Provision for policy and other reserves decreased 76.6%, to ¥31.5 billion, mainly owing to an increase in insurance claims and other payments along with other factors.

As a consequence, ordinary profit decreased 47.7%, or ¥40.1 billion, to ¥44.0 billion.

Extraordinary gains increased 29.2%, to ¥6.8 billion, while extraordinary losses decreased 49.2%, to ¥33.9 billion. Extraordinary losses included ¥30.6 billion of provisions for policyholder dividends to be paid during the current fiscal year.

After accounting for extraordinary gains and losses as well as income taxes from ordinary profit, net income increased 36.4%, to ¥9.5 billion.

b) Sales Results (Non-consolidated basis)

The new policy amount of individual insurance and annuities (including the net increase from conversions) increased steadily 3.8%, to ¥4,570.4 billion. This reflected the popularity of non-participating term life insurance policies launched in March 2001, which supported a 6.0% increase, to ¥4,292.9 billion, in the new policy amount regarding the Company's mainstay individual term life insurance products.

At the end of the fiscal year under review, the total policy amount in force of individual insurance and annuities was ¥38,929.1 billion, down 0.2%, or ¥60.6 billion, from the level at the end of the previous fiscal year.

The total policy amount in force of individual term life insurance was ¥34,309.0 billion, up 0.6%, or ¥199.3 billion.

c) Other Important Performance Items

The Company's core profit (*kiso rieki*, a measure of underlying profitability from core insurance operations on a non-consolidated basis) decreased 3.8%, to ¥109.8 billion, reflecting the need to offset a ¥5.7 billion negative spread amount (an amount representing net losses on each policy with assumed investment yields that exceed investment yields earned by the Company).

At the end of the fiscal year under review, the Company's solvency margin ratio (a measure of insurance companies' financial soundness) was 772.0%, up 14.4 percentage points from the level at the end of the previous fiscal year.

(2) Forecast for the Year Ending March 31, 2003

The Company's performance forecast for the fiscal year ending March 31, 2003 is as follows:

On a consolidated basis, due to a decrease in income from insurance premiums of group annuity products and in investment income owing to persistently low interest rates, ordinary revenue is projected to decline 16%, to ¥1,108.0 billion.

Because ordinary expenses are projected to be influenced by large decreases in losses on the sale of securities and devaluation losses on securities, ordinary profit is projected to increase 56%, to ¥69.0 billion, and net income is projected to increase 57%, to ¥15.0 billion.

On a non-consolidated basis, the Company projects that ordinary revenue will decrease 16%, to ¥1,103.0 billion, ordinary profit will increase 72%, to ¥69.0 billion, and net income will increase 95%, to ¥15.0 billion.

The Company anticipates that cash dividends per share for the fiscal year ending March 31, 2003, will amount to ¥3,000. However, it will not distribute interim shareholder dividends for the fiscal year ended March 31, 2003 because it did not have balance sheets of a joint stock corporation as of March 31, 2002. The Company is considering the payment of interim shareholder dividends for the terms on and after the fiscal year ended March 31, 2004.

2. Financial Position

(1) Balance Sheet Position

At the balance sheet date, total assets amounted to ¥6,010.4 billion, up 1.5% from the previous year-end.

Looking at principal asset items, securities comprised principally of domestic bonds amounted to ¥4,053.6 billion, up 8.0%. Loans totaled ¥1,153.6 billion, up 2.4%, and cash and deposits and call loans were ¥362.3 billion, down 23.7%.

Total liabilities were ¥5,836.4 billion, up 2.0%, and the bulk of this figure was comprised of total policy reserves, which amounted to ¥5,381.9 billion, up 0.5%.

Total equity was ¥172.5 billion, down 14.3%.

(2) Cash Flows

Consolidated cash flows for the fiscal year under review were as follows.

Net cash provided by operating activities decreased ¥120.0 billion, to ¥100.8 billion, reflecting such factors as a decrease in income from insurance premiums and a increase in insurance claims and other payments.

Net cash used in investing activities increased ¥144.7 billion, to ¥160.0 billion.

Net cash used in financing activities increased by ¥29.4 billion, to ¥37.0 billion. This primarily reflected the redemption of commercial paper and the redemption of funds ("Kikin").

As a result, cash and cash equivalents at the end of the period totaled ¥396.4 billion, down ¥99.6 billion.

Profit/Loss Status for the Fiscal Year Ending March 31, 2002 (Consolidated)

(Millions of Yen, %)

	Fiscal 2000 (April 1, 2000 - March 31, 2001)	Fiscal 2001 (April 1, 2001 - March 31, 2002)	Increase (decrease)	% change from the previous fiscal year
Ordinary Revenue	1,277,286	1,316,283	38,997	103.1 %
Income from insurance premiums and others	1,072,245	1,059,445	(12,799)	98.8
Income from insurance premiums	1,071,194	1,057,881	(13,313)	98.8
Investment income/gains	191,512	246,104	54,592	128.5
Interests, dividends and income from real estate for rent	150,043	155,683	5,640	103.8
Gains on sale of securities	37,145	88,599	51,453	238.5
Other ordinary income	13,263	10,537	(2,725)	79.5
Equity in net income of affiliated companies	265	195	(70)	73.5
Ordinary Expenses	1,193,124	1,272,245	79,121	106.6
Insurance claims and other payments	864,988	907,444	42,456	104.9
Insurance claims	302,927	297,441	(5,486)	98.2
Insurance benefits	261,626	266,487	4,861	101.9
Surrender payments	202,502	269,970	67,467	133.3
Provision for policy and other reserves	134,563	31,543	(103,019)	23.4
Investment expenses/losses	65,702	205,609	139,907	312.9
Losses from monetary trust, net	1,772	30,189	28,417	1,703.3
Losses on sale of securities	25,139	56,136	30,996	223.3
Devaluation losses on securities	10,788	54,222	43,433	502.6
Operating expenses	105,715	105,822	107	100.1
Other ordinary expenses	22,155	21,824	(330)	98.5
Ordinary Profit	84,161	44,037	(40,123)	52.3
Extraordinary Gains	5,290	6,832	1,542	129.2
Extraordinary Losses	66,928	33,998	(32,929)	50.8
Provision for allowance for policyholder dividends	—	30,662	30,662	—
Extraordinary Gains (Losses)	(61,638)	(27,166)	34,472	—
Income before Income Taxes	22,523	16,871	(5,651)	74.9
Income Taxes				
Current	14,234	10,130	(4,103)	71.2
Deferred	(18,090)	(2,961)	15,129	—
Minority Interests	133	160	27	120.4
Net Income	26,245	9,541	(16,703)	36.4

Principle Business Performance for the Fiscal Year Ending March 31, 2002 (Non-Consolidated)

(Millions of Yen, %)

	Fiscal 2000	Fiscal 2001	Increase (decrease)	Change from the previous fiscal year
New Policy Amount	4,401,464	4,570,422	168,957	103.8 %
Individual term life insurance	4,048,626	4,292,917	244,291	106.0
Policy Amount in Force	38,989,749	38,929,108	(60,640)	99.8
Individual term life insurance	34,109,675	34,309,043	199,368	100.6
Core Profit	114,236	109,889	(4,346)	96.2
Negative Spread Amount	22,466	5,723	(16,743)	—
Solvency Margin Ratio	757.6%	772.0%	14.4%	—

Notes:

1. New policy amount and policy amount in force are total of individual insurance and individual annuities, respectively.
2. The method of calculation for negative spread amount is based on the industry standard introduced from the current fiscal year. The amounts for fiscal 2000 and 2001 calculated by the method the Company used in the previous fiscal year are 9.2 billion yen and 12.1 billion yen, respectively.

IV. Consolidated Financial Statements

Unaudited Consolidated Balance Sheets

As of 31st March

		2001 (Millions of yen)	%		2002 (Millions of yen)	%		Increase (decrease)
Assets:								
Cash and Deposits	¥	246,252	4.2	¥	178,391	3.0	¥	(67,860)
Call Loans		228,500	3.9		184,000	3.1		(44,500)
Monetary Claims Purchased		27,795	0.5		42,394	0.7		14,598
Monetary Trusts		247,899	4.2		95,195	1.6		(152,704)
Securities		3,752,015	63.4		4,053,640	67.4		301,624
Loans		1,126,428	19.0		1,153,654	19.2		27,225
Property and Equipment		180,407	3.0		184,226	3.1		3,819
Due from Agency		-	-		2,409	0.0		2,409
Due from Reinsurers		1,156	0.0		1,480	0.0		323
Other Assets		62,180	1.0		56,863	0.9		(5,316)
Net Deferred Tax Asset		67,414	1.1		69,789	1.2		2,374
Reserve for Possible Loan Losses		(18,147)	(0.3)		(11,590)	(0.2)		6,557
Total Assets	¥	5,921,904	100.0	¥	6,010,457	100.0	¥	88,552
Liabilities:								
Policy Reserves:								
Reserve for outstanding claims	¥	44,102		¥	47,805		¥	3,703
Policy reserve		5,355,703			5,381,993			26,289
Reserve for policyholder dividends		113,619			113,659			39
Total Policy Reserves		5,513,425	93.1		5,543,459	92.2		30,033
Due to Agency		0	0.0		0	0.0		0
Due to Reinsurers		742	0.0		699	0.0		(43)
Other Liabilities		118,075	2.0		171,881	2.9		53,805
Reserve for Employees' Retirement Benefits		60,219	1.0		61,665	1.0		1,445
Reserve for Losses on Sale of Loans		62	0.0		63	0.0		0
Allowance for Policyholder Dividends		-	-		30,662	0.5		30,662
Reserve for Price Fluctuations		26,712	0.5		28,042	0.5		1,330
Total Liabilities		5,719,238	96.6		5,836,472	97.1		117,234
Minority Interests		1,414	0.0		1,433	0.0		19
Equity:								
Fund		6,800	0.1		-	-		(6,800)
Revaluation Reserve		53	0.0		53	0.0		-
Reserve for Redemption of Fund		28,200	0.5		35,000	0.6		6,800
Surplus		126,145	2.1		95,376	1.6		(30,768)
Net Unrealised Gains on Securities		40,378	0.7		41,641	0.7		1,263
Translation Adjustments		(324)	(0.0)		479	0.0		804
Total Equity		201,252	3.4		172,551	2.9		(28,700)
Total Liabilities, Minority Interests and Equity	¥	5,921,904	100.0	¥	6,010,457	100.0	¥	88,552

Unaudited Consolidated Statements of Operations

Years ended 31st March

	2001 (Millions of yen)	%	2002 (Millions of yen)	%	Increase (decrease)
Ordinary Revenue:					
Income from Insurance Premiums	¥ 1,072,245		¥ 1,059,445		¥ (12,799)
Investment Income/Gains:					
Interest, dividends and income from real estate for rent	150,043		155,683		5,640
Gains on investments in trading securities, net	-		592		592
Gains on sale of securities	37,145		88,599		51,453
Other investment income	226		1,229		1,003
Gains from special accounts, net	4,097		-		(4,097)
Total Investment Income/gains	191,512		246,104		54,592
Other Ordinary Income	13,263		10,537		(2,725)
Equity in Net Income of Affiliated Companies	265		195		(70)
Total Ordinary Revenue	¥ 1,277,286	100.0	¥ 1,316,283	100.0	¥ 38,997
Ordinary Expenses:					
Insurance Claims and Other Payments:					
Insurance claims	¥ 302,927		¥ 297,441		¥ (5,486)
Annuity payments	19,359		22,768		3,408
Insurance benefits	261,626		266,487		4,861
Surrender payments	202,502		269,970		67,467
Other payments	78,571		50,776		(27,795)
Total Insurance Claims and Other Payments	864,988		907,444		42,456
Provision for Policy and Other Reserves:					
Provision for outstanding claims	-		3,703		3,703
Provision for policy reserve	133,025		26,289		(106,735)
Interest portion of reserve for policyholder dividends	1,537		1,550		12
Total Provision for Policy and Other Reserves	134,563		31,543		(103,019)
Investment Expenses/Losses:					
Interest expense	173		68		(104)
Losses from monetary trusts, net	1,772		30,189		28,417
Losses on investments in trading securities, net	3,364		-		(3,364)
Losses on sale of securities	25,139		56,136		30,996
Devaluation losses on securities	10,788		54,222		43,433
Losses from derivatives, net	12,506		25,925		13,418
Foreign exchange losses, net	2,620		10,034		7,413
Provision for reserve for possible loan losses	3,055		-		(3,055)
Write-off of loans	-		3,621		3,621
Depreciation of real estate for rent	3,532		3,250		(282)
Other investment expenses	2,748		3,282		533
Losses from special accounts, net	-		18,879		18,879
Total Investment Expenses / Losses	65,702		205,609		139,907
Operating Expenses	105,715		105,822		107
Other Ordinary Expenses	22,155		21,824		(330)
Total Ordinary Expenses	¥ 1,193,124	93.4	¥ 1,272,245	96.7	¥ 79,121
Ordinary Profit	84,161	6.6	44,037	3.3	(40,123)

		2001 (Millions of yen)	%		2002 (Millions of yen)	%		Increase (decrease)
Extraordinary Gains:								
Gains on sale of property, equipment and loans	¥	2,777		¥	1,986		¥	(790)
Reversal of reserve for possible loan losses		-			4,236			4,236
Reversal of reserve for losses on sale of loans		499			-			(499)
Recoveries from bad debts previously written-off		321			608			286
Gains on sale of affiliated company's stock		50			-			(50)
Gains on changes in equity of affiliated companies		1,624			-			(1,624)
Other		17			-			(17)
Total Extraordinary Gains	¥	5,290	0.4	¥	6,832	0.6	¥	1,542
Extraordinary Losses:								
Losses on sale, disposal and devaluation of property and equipment	¥	30,569		¥	1,689		¥	(28,879)
Provision for reserve for losses on sale of loans		-			0			0
Provision for allowance for policyholder dividends		-			30,662			30,662
Provision for price fluctuation reserve		1,358			1,330			(28)
Social service contribution		295			316			21
Cumulative effect of prior years provision for employees' retirement benefits due to adoption of the new accounting standards in 2001		31,591			-			(31,591)
Other		3,114			-			(3,114)
Total Extraordinary Losses	¥	66,928	5.2	¥	33,998	2.6	¥	(32,929)
Income Before Income Taxes		22,523	1.8		16,871	1.3		(5,651)
Income Taxes:								
Current		14,234	1.1		10,130	0.8		(4,103)
Deferred		(18,090)	(1.4)		(2,961)	(0.2)		15,129
Minority Interests		133	0.0		160	0.0		27
Net Income	¥	26,245	2.1	¥	9,541	0.7	¥	(16,703)

Unaudited Consolidated Statements of Surplus

Years ended 31st March

		2001 (Millions of yen)		2002 (Millions of yen)		Increase (decrease)
Balance at Beginning of Year	¥	145,892	¥	126,145	¥	(19,746)
Additions:						
Increase in surplus due to newly consolidated companies		817		-		(817)
Deductions:						
Decrease in surplus due to deconsolidated companies		23		-		(23)
Transfer to reserve for policyholder dividends		39,536		33,249		(6,286)
Transfer to reserve for redemption of fund		6,800		6,800		-
Interest on fund		364		181		(182)
Bonus to directors		72		65		(6)
Bonus to corporate auditors		13		13		-
Other		0		-		(0)
Total deductions		46,810		40,310		(6,499)
Net Income		26,245		9,541		(16,703)
Balance at End of Year	¥	126,145	¥	95,376	¥	(30,768)

Unaudited Consolidated Statements of Cash Flows

Years ended 31st March

	2001 (Millions of yen)	2002 (Millions of yen)	Increase (decrease)
Cash flows from operating activities:			
Income before income taxes	¥ 22,523	¥ 16,871	¥ (5,651)
Depreciation of real estate for rent	3,532	3,250	(282)
Other depreciation and amortisation	9,513	7,077	(2,435)
Increase (decrease) in reserve for outstanding claims	(2,206)	3,703	5,910
Increase in policy reserve	133,025	26,289	(106,735)
Increase in interest portion of reserve for policyholder dividends	1,537	1,550	12
Increase (decrease) in reserve for possible loan losses	3,055	(5,844)	(8,899)
Write-off of loans	-	3,621	3,621
Increase in reserve for employees' retirement benefits	31,064	1,445	(29,618)
Increase (decrease) in reserve for losses on sale of loans	(5,413)	0	5,413
Increase in allowance for policyholder dividends	-	30,662	30,662
Increase in reserve for price fluctuations	1,358	1,330	(28)
Interest, dividends and income from real estate for rent	(150,043)	(155,683)	(5,640)
(Gains) losses on securities investment	(3,624)	42,347	45,971
Interest expense	173	68	(104)
Exchange losses	3,099	3,326	226
(Gains) losses on sale or disposal of property and equipment	27,241	(989)	(28,231)
Equity in net income of affiliated companies	(265)	(195)	70
(Increase) decrease in amount due from agency	0	(2,409)	(2,409)
Increase in amount due from reinsurers	(202)	(323)	(121)
(Increase) decrease in other assets	4,012	(3,373)	(7,385)
Increase in amount due to agency	0	0	0
Increase (decrease) in amount due to reinsurers	137	(43)	(180)
Increase in other liabilities	3,805	2,758	(1,046)
Other, net	16,661	57,855	41,194
Sub-total	98,984	33,299	(65,685)
Interest and dividends and income from real estate for rent received	161,671	164,501	2,830
Interest paid	(207)	(57)	149
Policyholder dividends	(39,334)	(34,533)	4,801
Other, net	4,665	(43,066)	(47,732)
Income taxes paid	(4,922)	(19,304)	(14,381)
Net cash provided by operating activities	¥ 220,856	¥ 100,838	¥ (120,017)

	2001 (Millions of yen)	2002 (Millions of yen)	Increase (decrease)
Cash flows from investing activities:			
Net (increase) decrease in short-term investments	107	(3,790)	(3,897)
Proceeds from sale and redemption of monetary claims purchased	1,000	2,200	1,200
Investments in monetary trusts	(40,300)	(38,000)	2,300
Proceeds from monetary trusts	7,641	134,731	127,089
Purchase of securities	(1,283,972)	(2,170,659)	(886,686)
Sale and redemption of securities	1,330,203	1,865,697	535,494
Investments in loans	(366,569)	(351,733)	14,836
Collections on loans	366,887	320,301	(46,586)
Increase (decrease) in cash collateral received under security lending contracts	(24,442)	91,337	115,780
Sub-total	(9,444)	(149,914)	(140,469)
Total of net cash provided by (used in) operating activities and investment transactions as above	211,411	(49,076)	(260,487)
Purchase of property and equipment	(10,383)	(13,909)	(3,525)
Proceeds from sale of property and equipment	7,814	3,763	(4,051)
Net cash paid related to sale of subsidiaries	(3,299)	-	3,299
Net cash used in investing activities	(15,314)	(160,061)	(144,747)
Cash flows from financing activities:			
Redemption of commercial paper	-	(30,000)	(30,000)
Repayments of debt	(5)	(57)	(52)
Repayments of fund	(6,800)	(6,800)	-
Interest paid related to fund	(364)	(181)	182
Dividends paid to minority interests	(2)	(2)	0
Other, net	(371)	-	371
Net cash used in financing activities	(7,544)	(37,042)	(29,497)
Effect of exchange rate changes on cash and cash equivalents	(3,096)	(3,349)	(252)
Net increase (decrease) in cash and cash equivalents	194,901	(99,614)	(294,515)
Cash and cash equivalents at beginning of year	300,714	496,091	195,377
Increase in cash and cash equivalents due to newly consolidated subsidiaries	476	-	(476)
Cash and cash equivalents at end of year	¥ 496,091	¥ 396,477	¥ (99,614)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company"), a Japanese mutual company, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarised for readers outside Japan. Such financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for the year ended 31st March, 2002 was 12.

The investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended 31st March, 2002 was 9. T&D Financial Life Insurance Company and T&D Information Systems, Ltd. has been accounted for under the equity method since 1st October, 2001 due to the purchase of shares on 17th October, 2001 and 12th October, 2001, respectively. As a result of the purchase of T&D Financial Life Insurance Company's shares, subsidiaries of T&D financial Life Insurance Company, T&D Information System Service Co., Ltd. and T&D Premium Collection Service Co., Ltd., are also accounted for under the equity method effective 1st October, 2001.

Further information for consolidated subsidiaries and affiliated companies is shown in "I. Subsidiaries and Affiliates".

The financial statements of a subsidiary and affiliates located outside Japan are prepared for the year ending 31st December. Appropriate adjustments were made for material transactions from 31st December to 31st March, which is the date of the consolidated financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortised within twenty years. If the amount is not significant, the cost over equity is amortised immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's subsidiary and affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency denominated financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair value ("marketable available-for-sale securities") are stated at fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered as a permanent impairment, in which case such declines are recorded as devaluation losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair value are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined on the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company, which is mainly based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualisation. The set up of this allowance is prescribed in Article 287-2 of the Japanese Commercial Code.

Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Accordingly, they are recorded based on the approval of the policyholders' representatives meeting held after the balance sheet date. Since the Company converted its organisation from a mutual company to a joint stock corporation on 1st April, 2002, the Company has accrued policyholder dividends for the year ended 31st March, 2002 through this allowance.

Allowance for policyholder dividends will be absorbed into the reserve for policyholder dividends from 1st April, 2002.

(h) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(i) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co. Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(j) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment. Accumulated depreciation of property and equipment as of 31st March, 2002 was ¥95,835 million.

(l) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(m) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-creditable portions of consumption taxes paid for the purchase of property and equipment etc. are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(n) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. *Investment in Securities and Monetary Trusts*

Investment in securities and monetary trusts held by the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March, 2001	As of 31st March, 2002
	(Millions of yen)	
Securities:		
Trading	¥ 258,247	¥ 262,759
Available-for-sale:		
with fair value	1,047,491	2,210,754
without fair value	47,740	88,280
	1,095,231	2,299,034
Held-to-maturity	2,398,535	1,491,845
	¥ 3,752,015	¥ 4,053,640
Monetary trusts:		
Trading	¥ 42,322	¥ 22,949
Available-for-sale	205,577	72,246
	¥ 247,899	¥ 95,195

Investments in trading securities held by the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March, 2001	
	Fair value	Unrealised Gain (Losses)
	(Millions of yen)	
Securities	¥ 258,247	¥ 13
Monetary trusts	42,322	(12,501)
Total	¥ 300,569	¥ (12,488)

	As of 31st March, 2002	
	Fair value	Unrealised Gain (Losses)
	(Millions of yen)	
Securities	¥ 262,759	¥ 2,667
Monetary trusts	22,949	(94)
Total	¥ 285,708	¥ 2,573

Investments in held-to-maturity securities and available-for-sale securities held by the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March, 2001		
	Amortised Cost	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds			
Corporate bonds	¥ 930,901	¥ 54,331	¥ (179)
Municipal bonds	1,198,085	73,142	(13)
Government bonds	179,597	31,846	-
Sub-total	2,308,584	¥ 159,320	¥ (193)
Foreign bonds	89,949	3,374	(27)
Total	¥ 2,398,535	¥ 162,694	¥ (220)

	As of 31st March, 2001		
	Carrying Amount	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Available-for-sale:			
Domestic bonds			
Corporate bonds	¥ 33,714	¥ 555	¥ (9)
Government bonds	198,892	5,360	(107)
	232,606	5,916	(117)
Domestic stocks	372,112	92,689	(44,071)
Foreign bonds	210,366	23,555	(75)
Foreign stocks	3,486	2,449	-
Other foreign securities	120,261	6,681	(238)
Other securities	108,655	366	(6,134)
Total	1,047,491	131,658	(50,638)

		As of 31st March, 2002	
	Amortised Cost	Gross Unrealised Gains	Gross Unrealised Losses
		(Millions of yen)	
Held-to-maturity:			
Domestic bonds			
Corporate bonds	¥ 620,913	¥ 24,804	¥ (2,035)
Municipal bonds	698,994	35,959	(458)
Government bonds	111,904	17,147	-
Sub-total	1,431,812	77,911	(2,493)
Foreign bonds	60,031	1,203	(447)
Total	¥ 1,491,845	¥ 79,115	¥ (2,941)

		As of 31st March, 2002	
	Carrying Amount	Gross Unrealised Gains	Gross Unrealised Losses
		(Millions of yen)	
Available-for-sale:			
Domestic bonds			
Corporate bonds	¥ 438,448	¥ 16,095	¥ (1,250)
Municipal bonds	620,846	28,879	(448)
Government bonds	462,797	12,902	(140)
	1,522,093	57,877	(1,838)
Domestic stocks	278,384	32,784	(14,831)
Foreign bonds	258,740	2,745	(3,659)
Foreign stocks	974	2	(71)
Other foreign securities	31,005	390	(799)
Other securities	119,553	175	(8,776)
Total	2,210,754	93,976	(29,977)

Net unrealised gains and losses on monetary trusts classified as available-for-sale securities are summarized as follows:

	As of 31st March,	
	2001	2002
	(Millions of yen)	
Carrying amount	¥ 205,577	¥ 72,246
Net unrealised gains (losses)	(18,037)	398

Available-for-sale securities without readily obtainable fair value held by the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March, 2001	As of 31st March, 2002
	(Millions of yen)	
Unlisted domestic stocks	¥ 8,729	¥ 10,767
Unlisted foreign stocks	30,000	60,000
Other foreign securities	5,970	7,451
Other securities	1,756	3,098
Investments in affiliates	1,285	6,964
Total	¥ 47,740	¥ 88,280

Gross gains of ¥37,200 million and ¥88,599 million, and gross losses of ¥24,951 million and ¥56,136 million were realised on the sale of available-for-sale securities for the year ended 31st March, 2001 and 2002, respectively.

The carrying value of bonds classified as held-to-maturity and available-for-sale at 31st March, 2001 and 2002, by contractual maturity date, is shown below:

	As of 31st March, 2001				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Held-to-maturity and available-for-sale:					
Government bonds	¥ 7,375	¥ 163,680	¥ 188,230	¥ 19,204	¥ 378,489
Municipal bonds	60,113	559,753	574,012	4,205	1,198,083
Corporate bonds	132,631	446,027	347,569	38,388	964,615
Foreign bonds	29,884	91,076	127,796	51,558	300,314
Total	¥ 230,005	¥ 1,260,537	¥ 1,237,610	¥ 113,357	¥ 2,841,509

	As of 31st March, 2002				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Held-to-maturity and available-for-sale:					
Government bonds	¥ 119,840	¥ 203,699	¥ 244,605	¥ 6,559	¥ 574,703
Municipal bonds	110,190	563,814	641,493	5,262	1,320,759
Corporate bonds	114,815	417,641	445,178	80,807	1,058,441
Foreign bonds	69,178	138,442	111,151	-	318,771
Total	¥ 414,025	¥ 1,323,597	¥ 1,442,429	¥ 92,628	¥ 3,272,679

Bonds amounting to ¥182,189 million were loaned under lending contracts as of 31st March, 2002.

During the year ended 31st March, 2002, held-to-maturity securities with a carrying amount of ¥1,113,483 million held with respect to the Company's group annuity business were reclassified into available-for-sale securities. This reclassification was to sustain an appropriate level of liquidity in order to deal with large potential shifts in the size of its group annuity business of interest rates increase significantly in the future.

As a result of this reclassification, securities and net unrealised gains of securitie s increased by ¥53,736 million and ¥34,332 million, respectively.

3. Loans

Delinquent loans of the Company and its subsidiaries as of 31st March, 2002 are summarised below.

		(Millions of yen)
Loans to bankrupt companies	¥	472
Past due loans		10,765
Loans over due for three months or more		296
Restructured loans		3,378
Total	¥	14,913

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganisation or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorised as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorised as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorised as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 31st March, 2002 amounted to ¥5,067 million. Past due loans also decreased due to write-offs in the amounts of ¥3,824 million as of 31st March, 2002.

The Company's outstanding loan commitments with borrowers are summarised as follows:

		(Millions of yen)
Total loan commitment	¥	1,400
Less amount draw down		(240)
Residual loan commitment	¥	1,160

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

4. Derivative Financial Instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has established internal rules regarding derivative financial instruments, which include policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to establish a control environment for derivative financial instruments. Each dealing function, such as the front, back and middle offices, is completely separated into different departments. The middle office, the Total Risk Monitoring Department, is periodically monitoring, measuring and analysing the risk related to the total assets of the Company, including derivative financial instruments, and periodically reports total risk, position and gains and losses to the ALM (Asset Liability Management) Committee and the Investment Strategy Meeting.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality. Accordingly, the risk of nonperformance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of 31st March, 2001 and 2002, respectively. Notional amounts do not represent exposure to credit loss.

	As of 31st March, 2001			
	Notional amounts		Current	
	Over one year	One year or less	market or fair value	Valuation gains (losses)
	(Millions of yen)			
Interests rate swaps	¥ 64,400	¥ 2,400	¥ (1,502)	¥ (1,502)
Interest rate caps	-	1,000	0	0
Foreign exchange contracts sold	-	122,675	124,893	(2,218)
Foreign exchange contracts bought	-	67	68	0
Total valuation gains (losses)				¥ (3,720)

	As of 31st March, 2002			
	Notional amounts		Current	
	Over one year	One year or less	market or fair value	Valuation gains (losses)
	(Millions of yen)			
Stock index future sold	¥ -	¥ 65,843	¥ 64,983	¥ 859
Interests rate swaps	61,800	2,600	(1,423)	(1,423)
Foreign exchange contracts sold	-	73,653	75,594	(1,941)
Foreign exchange contracts bought	-	380	381	1
Total valuation gains (losses)				¥ (2,504)

The notional amounts and average fixed interest rates of interest rate swaps by maturities at 31st March, 2001 and 2002 are as follows:

	One year or less	After one year through three years	After three years	Total
	(Millions of yen)			
2001:				
Notional amount	¥ 2,400	¥ 35,200	¥ 29,200	¥ 66,800
Average fixed interest rate to be received (%)	0.13	1.64	1.40	1.48
Average fixed interest rate to be paid (%)	1.97	2.17	2.21	2.18
2002:				
Notional amount	¥ 2,600	¥ 55,200	¥ 6,600	¥ 64,400
Average fixed interest rate to be received (%)	0.10	1.20	0.10	1.04
Average fixed interest rate to be paid (%)	1.97	2.22	1.97	2.19

5. Special Accounts

The balance sheet includes ¥235,938 million of assets and liabilities in equal amounts related to special accounts, as of 31st March, 2002.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

6. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income which, in the aggregate, resulted in a normal statutory tax rate of approximately 36.1% for the year ended 31st March, 2002.

The effective tax rates for the year ended 31st March, 2002 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1	%
Permanent differences such as entertainment expenses	3.4	
Other	3.0	
Effective tax rate	42.5	%

Significant components of deferred tax assets and liabilities of the Company and its subsidiaries as of 31st March, 2002 are summarised below:

		(Millions of yen)
Deferred tax assets:		
Policy reserves	¥	34,392
Devaluation losses on securities		20,245
Reserve for employee's retirement benefits		19,970
Unrealised losses on available-for-sale securities		10,932
Reserve for price fluctuations		10,125
Reserve for possible loan losses		5,376
Other		3,709
Total deferred tax assets	¥	104,752
Valuation allowance		(0)
Net deferred tax assets		104,751
Deferred tax liabilities:		
Unrealised gain on available-for-sale securities	¥	(34,396)
Deferred gain on sale of real estate		(563)
Other		(2)
Total deferred tax liabilities		(34,961)
Net deferred tax asset	¥	69,789

7. Reserve for Employees' Retirement Benefits

The Company and its subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial value of the retirement benefit obligations and the pension assets.

The Company amended the plan as of 1st April, 2001. The prior service cost related to the plan amendment was charged to income for the year ended 31st March, 2002.

The components of net periodic pension cost for the year ended 31st March, 2001 and 2002 are summarised below:

	For the year ended 31st March, 2001	2002
	(Millions of yen)	
Service cost	¥ 3,372	¥ 3,209
Interest cost	1,629	1,642
Expected return on assets	(111)	(131)
Amortisation of unrecognised net gain	(367)	1,008
Amortisation of prior service cost	-	254
Net periodic pension cost	4,523	5,984
Amortisation of transition obligation	31,591	-
Total pension cost	¥ 36,114	¥ 5,984

Assumptions used in accounting for the plans were as follows:

	For the year ended 31st March, 2001	2002
Discount rate	2.5%	2.5%
Expected long-term rate of return on assets	2.5%	2.5%

The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gain or loss are charged or credited to income when recognised.

The plans' funded status as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March, 2001	2002
	(Millions of yen)	
Projected benefit obligation	¥ 65,462	¥ 67,118
Plan assets	(5,242)	(5,452)
Unrecognised net gain or loss	-	-
Reserve for retirement benefits	¥ 60,219	¥ 61,665

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

8 Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the year ended 31st March, 2002 is as follows:

		(Millions of yen)
Balance at beginning of year	¥	113,619
Transfer to reserves from surplus in previous year		33,249
Policyholder dividends		(34,533)
Increase in interest		1,550
Other		(227)
Balance at end of year	¥	113,659

9. Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended 31st March, 2000, were estimated at ¥4,395 million as of 31st March, 2002. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥14,970 million as of 31st March, 2002. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥35,354 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation as of 31st March, 2002 in order to secure such future contribution.

10. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	As of 31st March, 2002 (Millions of yen)
Cash and deposits	178,391
Less deposits with an original maturity more than three months	(7,609)
Call loan	184,000
Monetary claims purchased	42,394
Less monetary claims purchased with an original maturity more than three months	(700)
Cash and cash equivalents	396,477

11. Segment Information

Segment information is not required to be disclosed as ordinary revenue and total assets related to the Company's insurance business in Japan exceeds 90% of the total amounts of ordinary revenue and total assets, respectively.

12. Subsequent Events

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on 1st April, 2002.

(1) Subscribed capital

Equity in the balance sheet as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganisation prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of 31st March, 2002		As of 1st April, 2002	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Legal reserve		Subscribed Capital	¥ 75,000
Revaluation reserve	¥ 53	Legal reserve	
Reserve for redemption of fund	35,000	Capital reserve	54
Legal reserve for future losses	1,018	Appropriated legal reserve	1,018
Total Legal reserve	36,071	Total Legal reserve	1,072
Surplus		Surplus	
Appropriated retained earnings	¥ 63,635	Appropriated retained earnings	18,074
Unappropriated retained earnings	22,766	Unappropriated retained earnings	22,766
Total Surplus	86,402	Total Surplus	40,841
Net unrealised gains on securities	41,514	Net unrealised gains on securities	41,514
Total Equity	163,988	Total Equity	158,428

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

These adjustments would effect to the equity of the consolidated balance sheet as follows:

(Millions of yen)

As of 31st March, 2002		As of 1st April, 2002	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Revaluation reserve	¥ 53	Subscribed Capital	¥ 75,000
Reserve for redemption of fund	35,000	Capital reserve	54
Surplus	95,376	Surplus	49,815
Net unrealised gains on securities	41,641	Net unrealised gains on securities	41,641
Translation adjustments	479	Translation adjustments	479
Total Equity	172,551	Total Equity	166,991

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the reorganisation (1st April, 2002).